UF5-13-04

SECURITIES AND EXCHANGE COMMISSION

04016818

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8- 37188

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THE CHAPMAN CO

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5850 WATERLOO RD, STE 140 (No. and Street)

COLUMBIA (City) MD (State) 21045 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

M. LYNN BALLARD 410-480-7095 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WILKINS MC NAIR, PC

(Name – *if individual, state last, first, middle name*)

201 N. CHARLES ST STE 1102 (Address) BALTIMORE (City) MD (State) 21201 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAY 14 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, EARL U. BRAVO, SR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of THE CHAPMAN CO, as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CHIEF OPERATION OFFICER

Title

Notary Public

MY COMMISSION EXPIRES 09/01/07

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LICENSE, REGISTRATION, OR CERTIFICATION

Robert L. Ehrlich, Jr.
Governor

Michael S. Steele
Lt. Governor

James D. Fielder, Jr., Ph.D.
Secretary

State of Maryland

DEPARTMENT OF LABOR, LICENSING AND REGULATION

MARYLAND STATE BOARD OF PUBLIC ACCOUNTANCY

CERTIFIES THAT

WILKINS MC NAIR JR

IS AN AUTHORIZED ACTIVE C.P.A.

LIC. REG. CERT. NO.	EXPIRATION DATE	EFFECTIVE DATE	CATEGORY
7277	02-23-2006	N/A	01

3092974

WHERE REQUIRED BY LAW THIS MUST BE CONSPICUOUSLY DISPLAYED IN OFFICE TO WHICH IT APPLIES

Wilkins McNair, Jr. CPA

SIGNATURE OF BEARER

MARYLAND

Department of Labor, Licensing, & Regulation

CPA - License Renewal Confirmation

Please print this confirmation screen for your records.
Date: 04-12-2004, Time: 11:50 AM

Regarding Your Charges:

- Your detailed and total charges are as follows:

Description of Charge	Amount
CPA License Renewal - ACTIVE	40.00
CPA License Renewal Late Penalty Fee	60.00
Total	**$ 100.00**

- Your credit card **4337********1406** has been charged **$100.00.**
- It will appear on your monthly credit card statement as a charge by the MD Dept of Licensing.
- Your confirmation number is: **12010404121142108 34**.

Regarding Your Application:

Your new expiration date is **2006-02-23**

You will receive a reminder notice to renew your license approximately 60 days prior to your next expiration date.

Your license will be mailed to the following address:

WILKINS MC NAIR JR
2900 BLOWING ROCK COURT

ELLICOTT CITY, MD 21042-0000

WILKINS McNAIR, PC
Certified Public Accountants and Management Consultants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
*e*Chapman, Inc.:

We have audited the accompanying balance sheets of The Chapman Co. (a Maryland corporation) as of December 31, 2003 and 2002, and the related statements of income, changes in stockholders' deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Chapman Co. as of December 31, 2003 and 2002, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has a working capital deficit of $2,271,000. The company also has a negative net worth of $2,542,000 at December 31, 2003. Additionally $1,650,000 of the company's total assets is represented by receivables from affiliates, which there is substantial doubt that the affiliate has the ability to pay. These conditions raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Wilkins McNair Jr., CPA

April 14, 2004

WILKINS McNAIR, PC

Certified Public Accountants and Management Consultants

To the Board of Directors of
*e*Chapman, Inc.

In planning and performing our audits of the financial statements of The Chapman Co. (the Company) for the years ended December 31, 2003 and 2002, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by The Chapman Co., including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodian functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making Quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by rule 17a-13; and

3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures that can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low risk the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2003 and 2002, to meet SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Act of 1934 in their regulation of registered brokers and dealer, and is not intended to be and should not be used by anyone other than these specified parties.

Wilkins McNair Jr., CPA

April 14, 2004